LPBP Inc.
Financial Statements
April 30, 2007
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended April 30, 2007 have been prepared by management and approved by the Audit Committee of the Company.  These statements have not been reviewed by the Company’s independent auditors.

Dated the 26th day of June, 2007.

"John Anderson"

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]

As at April 30, 2007 with comparative at October 31, 2006
[Thousands of Canadian dollars]	2007	2006
Assets
Cash	$9,629	$14,029
Prepaid expenses	-	65
Investment in MDS Laboratory Services LP [notes 2 &3]	-	60,230
Assets held in trust for the Company [note 2]	143,996	-
Due from MDS Inc.	2,984	-
Future tax assets	-	69,907
Total assets	$156,609	$144,231

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$85	$101
Taxes payable	55,067	247
Unrealized benefit of future tax asset	-	62,404
	55,152	62,752
Shareholders’ equity [note 5]
Common Shares – Class A	-	2,319
Common Shares – Class B	7,123	34,677
Retained Earnings	94,334	44,483
	101,457	81,479
Total liabilities and shareholders’ equity	$156,609	$144,231
See accompanying notes

On behalf of the Board of Directors:
"Edward E. McCormack"	"Mitchell J. Kostuch"
EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2007	2006	2007	2006
Equity in earnings of investee [note 3]	$694,846	$19,540	$711,261	$32,498
General and administration	(189)	(175)	(561)	(305)
Income before interest and income taxes	694,657	19,365	710,700	32,193
Interest Income	2,984	-	2,984	-
Income before income taxes	697,641	19,365	713,684	32,193
Income taxes	(61,605)	(552)	(62,232)	(1,235)
Net income	$636,036	$18,813	$651,452	$30,958
Earnings per share, basic and diluted [note 4]	$0.06	$-	$0.06	$-
See accompanying notes

Statements of Retained Earnings
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$41,424	$37,001	$44,483	$30,957
Net Income	636,036	18,813	651,452	30,958
Dividends paid [note 5] - Class A Common shares	(615)	-	(615)	(251)
- Class B Non-voting shares	(579,697)	(8,650)	(598,172)	(14,500)
Distribution on Class A Common shares in excess of stated capital [note 5]	(2,814)	-	(2,814)	| -
Retained earnings, end of period	$94,334	$47,164	$94,334	$47,164
See accompanying notes

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2007	2006	2007	2006
Operating activities
Net income	$636,036	$18,813	$651,452	$30,958
Items not affecting current cash flow:
Tax loss benefit realized	(57,193)	(6,683)	(62,404)	(10,443)
Future income tax expense	64,068	7,235	69,907	11,660
Equity earnings	(694,846)	(19,540)	(711,261)	(32,498)
Distribution received from MDS Laboratory Services LP [note 3]	4,393	21,773	20,243	30,773
	(47,542)	21,598	(32,063)	30,450
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	32	32	65	65
Due from MDS Inc.	(2,984)	-	(2,984)	-
Accounts payable and accrued liabilities	(28)	(2)	(16)	19
Income taxes payable	54,775	-	54,818	50
	4,253	21,628	19,820	30,584
Financing and investing activities
Return of share capital	(30,044)	-	(30,044)	-
Proceeds on dissolution of Labs LP	604,611	-	604,611
Payment of cash dividends	(580,312)	(8,650)	(598,787)	(14,751)
	(5,745)	(8,650)	(24,220)	(14,751)
Increase in cash position during the period	(1,492)	12,978	(4,400)	15,833
Cash position, beginning of period	11,121	3,469	14,029	614
Cash position, end of period	$9,629	$16,447	$9,629	$16,447
See accompanying notes

Notes to Financial Statements
[Unaudited]

[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These financial statements of LPBP Inc. (LPBP or the Company) have been prepared on a basis consistent with the Company’s audited financial statements for the year ended October 31, 2006.  These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements.  These interim financial statements do not include all of the disclosures in the audited financial statements.  The Company owned a 99.99% limited partnership interest in MDS Laboratory Services Limited Partnership (Labs LP).

2.    Sale of Assets by MDS Laboratory Services Limited Partnership

On September 1, 2005, MDS Inc. (MDS) announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the Borealis Group) in a transaction valued at $1.3 billion (the MDS Sale).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the Labs Business (the Partnership Sale).  As noted above, the Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which, shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

On February 26, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for proceeds of approximately $756 million, including a holdback of $15 million related to the completion of certain closing conditions.  The holdback was released and paid by the Borealis Group on April 12, 2007.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $143 million were transferred and are being held by MDS Labs in trust for the benefit of all partners.  This cash component is earning interest to the benefit of the Company.

Assets held in trust for the Company:
Cash	$142,957
Amounts due from Borealis Group	1,039
$143,996

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

3.  Equity Earnings

The equity earnings reported by LPBP for the three month and six month periods ended
April 30 consist of LPBP’s 99.99% interest in the income generated by Labs LP during the respective periods for 2007 and 2006, including its interest in the gain resulting from the Partnership Sale (note 2).  The Company recorded equity earnings of $694,846 in the quarter (2006 - $19,540).

During the first six months of the year, ending April 30, 2007, Labs LP made distributions to the Company aggregating $20 million (2006 - $31 million).  The Company used these funds to pay certain of the distributions and dividends on the Class A Common shares and Class B Non-voting shares and the operating expenses of the Company.

4.  Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three month and six month periods ended April 30, 2007 were $0.06 and for the same periods in 2006 were less than one half of one cent.

5.  Dividends

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common shares and Class B Non-voting shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common shares received $0.0543 per share as a return of capital and the stated capital of Class A Common shares was reduced to nil. The difference between legal paid-up capital and accounting stated capital was charged to retained earnings.  Holders of Class B Non-voting shares received a distribution which included both a return of capital and a dividend.  As a result of this distribution, stated capital of Class B Non-voting shares was reduced by
$24.9 million.  The purpose of all of these distributions was to distribute to shareholders substantially all of the proceeds received by the Company as a result of the Partnership Sale.  The Company has retained a portion of the proceeds of the Partnership Sale to pay income taxes, expenses related to the sale, and general corporate costs [note 2].

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A Common shares, provided the aggregate amount per share of all dividends declared and paid on the Class A Common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year.   On February 28, 2007, the board of directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common shares which was paid on March 22, 2007.  The record date for this dividend was March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-voting shares.